AMENDMENT TO EMPLOYMENT AGREEMENT

THIS AMENDMENT TO EMPLOYMENT AGREEMENT (the “Amendment”), effective as of August 6, 2015 (the “Effective Date”), is entered into by and between Bovie Medical Corporation, a Delaware corporation (the “Company”), and Jay D. Ewers (the “Executive”).
WITNESSETH
WHEREAS, the Company and the Executive had entered into a certain Employment Agreement dated as of the 27th day of June 2014 (the “Employment Agreement”); and
WHEREAS, following the departure of the Company’s Chief Financial Officer, the Board of Directors of the Company has named the Executive the Interim Chief Financial Officer;
NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
1.           Section 2 of the Employment Agreement (“Duties”) is hereby amended to include the following sentence to be inserted at the end of Section 2:

“In addition to the foregoing, so long as Executive serves as the Company’s Interim Chief Financial Officer, he shall have the authority, functions, duties, powers and responsibilities normally associated with the position of Chief Financial Officer and as may be assigned to Executive from time to time by the Chief Executive Officer and/or the Board.”

2.           Section 4 of the Employment Agreement (Place of Employment) is hereby deleted and a new Section 4 is hereby inserted, reading in its entirety as follows:

“PLACE OF EMPLOYMENT: Executive’s principal work location shall be in the Clearwater, Florida area; however, Executive shall work from the Purchase, New York office as needed and directed by the Chief Executive Officer and/or the Board.  The Clearwater, FL and Purchase, NY offices are collectively referred to as the “Company’s Offices.”  Notwithstanding anything to the contrary contained herein, Executive shall not be required to maintain a permanent residence in the Clearwater, FL or Purchase, NY areas.”

3.           Section 5(a) of the Employment Agreement (Compensation; Base Salary) is hereby deleted and a new Section 5(a) is hereby inserted, reading in its entirety as follows:

“Base Salary. The Company shall pay the Executive a base salary at the rate of One Hundred Ninety One Thousand Six Hundred Dollars ($191,600.00) per year (the “Base Salary”), in accordance with the customary payroll practices of the Company applicable to senior executives. During the Term, the Company’s Compensation Committee of the Board shall review the Base Salary and may provide for such increases (but not decreases) in Base Salary as it may, in its sole and exclusive discretion, deem appropriate.”

4.           A new Section 5(d) shall be added and inserted into the Employment Agreement, reading in its entirety as follows:

“Retention Bonus.  Provided that Executive’s employment has not been terminated by the Company pursuant to Section 11(b) below or by Executive pursuant to Section 11(e) below), the Company shall pay the Executive a retention bonus in the gross amount of Forty Thousand Dollars ($40,000.00), payable in two equal installments as follows: (i) the first installment in the gross amount of Twenty Thousand Dollars ($20,000.00) shall be paid upon the Company appointing a permanent Chief Financial Officer, and (ii) the second and final installment in the gross amount of Twenty Thousand Dollars ($20,000.00) shall be paid on the last day of the Initial Term.”

5.           Except as herein amended, the terms of the Employment Agreement shall remain in full force and effect.

    IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the date and year first written above.
BOVIE MEDICAL CORPORATION

/s/ Jay D. Ewers                                           /s/ Robert Gershon
Jay D. Ewers	Robert Gershon, Chief Executive Officer